U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                                               SEC  File  Number
                                  FORM  12B-25                       0-8773
                                                               CUSIP  Number
                         NOTIFICATION  OF  LATE  FILING         226120 10 3
                                  (Check One):

[ ] Form 10-K and Form 10-KSB [ ]Form 20-F [ ] Form 11-K [X]Form 10-Q and 10-QSB
[ ]Form N-SAR

For  Period  Ended:   June  30,  2003
[ ]  Transition  Report  on  Form  10-K
[ ]  Transition  Report  on  Form  20-F
[ ]  Transition  Report  on  Form  11-K
[ ]  Transition  Report  on  Form  10-Q
[ ]  Transition  Report  on  Form  N-SAR
For  the  Transition  Period  Ended:

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    Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If  the  notification relates to a portion of the filing checked above, identify the  Items(s)  to  which  the  notification  relates.

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PART  I  -  REGISTRANT  INFORMATION

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Full  name  of  Registrant:     CRESTED  CORP.

Former  Name  if  Applicable:     N/A

Address  of  Principal  Executive  Office  (Street  and  Number):

                                  877  NORTH  8TH  WEST
City,  State  and  Zip  Code:     RIVERTON,  WY  82501


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Part  II  -  Rules  12b-25(b)  and  (c)

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If  the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b)  The  subject  annual  report, semi-annual report, transition report on
  X       Form  10-K,  Form 20-F, 11-K or Form N-SAR, or portion thereof will be
 --- filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part  III  -  Narrative

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State  below  in  reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q,
N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

     As of the date of this Notice, the Registrant has been unable to complete the Form 10-Q Report for the six months ended June 30, 2003 due to the following factors:

     (1) Extensive time has been required of the accounting staff to re-organize data from the first six months of 2002 for comparative purposes. The Registrant changed its fiscal year end from May 31 to December 31 last calendar year, but re-organizing the six month comparative data will not be completed until after the Form 10-Q due date of August 14, 2003.

     (2) The accounting staff has devoted significant time to the details of the contract to sell Canyon Homesteads (which holds properties in Ticaboo, Utah). Canyon is a subsidiary of Plateau Resources, a subsidiary of U.S.
     Energy Corp., parent company to the Registrant. The Registrant and U.S. Energy Corp. share accounting staff resources. The contract was signed August 1, 2003.

     (3)  The accounting staff has devoted significant time to evaluation of the
     U. S. District Court's Order regarding the Nukem litigation, and to the possible need to prepare a motion for the Court to reconsider certain portions of its Order.

     (4) The accounting staff has devoted significant time to setting up accounting systems for Pinnacle Gas Resources, Inc., which entity acquired assets from Rocky Mountain Gas, Inc., a subsidiary of the Registrant during late June 2003.


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     The Registrant will file the Form 10-Q Report for the six months ended June
     30,  2003  on  or  before  August  19,  2003.


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Part  IV  -  Other  Information

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     (1)  Name  and  telephone  number  of  person  to contact in regard to this notification.

                STEPHEN E. ROUNDS, Special Counsel (303) 377-6997

     (2) Have all other periodic reports required under section 13 or 15(d)of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).

                                                                    [X]Yes [ ]No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                    [X]Yes [ ]No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant recorded a loss of $1,828,500 for the six months ended June 30, 2003, compared to a loss of $1,084,200 for the six months ended June 30, 2002. The principal reason for the increase in the loss of $744,300 is an increase in the equity losses from USECB Joint Venture and Rocky Mountain Gas, Inc. along with the cumulative effect of an accounting change of $293,800 as a result of the Company adopting SFAS 143 "Accounting for Asset Retirement Obligation" effective January 1, 2003.


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                                  CRESTED CORP.

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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:     August  14,  2003             By:   /s/  Robert Scott Lorimer
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                                               ROBERT SCOTT LORIMER,
                                               Chief Financial Officer/Treasurer